SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)

                         HALLWOOD REALTY PARTNERS, L.P.
                         ------------------------------
                                (Name of Issuer)


                Units Representing Limited Partnership Interests
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                   40636T203
                         ------------------------------
                                 (CUSIP Number)

                                Mr. Steven Roth
                             Interstate Properties
                             Park 80 West, Plaza II
                         Saddle Brook, New Jersey 07663
                                 (201) 587-1000
               ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 27, 2000
               ---------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [__]

                              (Page 1 of 4 Pages)

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CUSIP No.     40636T203               13D                      Page 2 of 4 Pages
          ------------------

1.       NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Interstate Properties      I.R.S. Identification No.:  22-1858622
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [   ]
                                                                      (b)  [   ]

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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         WC
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [___]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         New Jersey
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                            7.     SOLE VOTING POWER
                                   151,400
                           -----------------------------------------------------
         NUMBER OF          8.     SHARED VOTING POWER
          SHARES                   0
    BENEFICIALLY OWNED     -----------------------------------------------------
     BY EACH REPORTING      9.     SOLE DISPOSITIVE POWER
          PERSON                   151,400
                           -----------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                   0
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         151,400
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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [____]
         CERTAIN SHARES
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.0% (1)
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14.      TYPE OF REPORTING PERSON
         PN
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(1) Based upon 1,672,556 Units outstanding as of May 11, 2000, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2000.

CUSIP No.     40636T203               13D                      Page 3 of 4 Pages
          ------------------

         Interstate Properties, a New Jersey general partnership ("Interstate") hereby amends its Schedule 13D, filed on August 30, 1999, with respect to units representing limited partnership interests ("Units"), of Hallwood Realty Partners, L.P., a Delaware limited partnership (the "Company"), as follows:

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All additional Units were acquired by Interstate with the working capital of Interstate, for an aggregate of $722,010 ($262,192.50 of which relates to acquisitions within the past 60 days).

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

         (a) - (b) Interstate owns 151,400 Units (9.0% of the 1,672,556 Units reported by the Company as outstanding as of May 11, 2000 in its Quarterly Report on Form 10-Q for the period ended March 31, 2000). Interstate has sole voting and dispositive power with respect to such Units.

         (c) Interstate has engaged in the following transactions in Units in the last 60 days on the American Stock Exchange.

               DATE                         UNITS                       PRICE
               ----                         -----                       -----
               6/14/00                        1,000                     38
               6/16/00                        1,000                     37 1/4
               6/27/00                        500                       33 3/4
               6/27/00                        500                       34
               6/27/00                        500                       34 1/4
               6/27/00                        300                       34 3/4
               6/30/00                        1,000                     34 1/4
               7/13/00                        200                       36 1/4
               7/13/00                        800                       36 1/2
               7/13/00                        500                       36 1/4
               7/27/00                        1,000                     35 3/4

         (d) and (e) Not applicable.

CUSIP No.     40636T203               13D                      Page 4 of 4 Pages
          ------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:  July 28, 2000

                              INTERSTATE PROPERTIES

                               By: /s/ Steven Roth
                                   ---------------------------------------
                                   Name:  Steven Roth
                                   Title: General Partner